FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

For the month of August 2004

MAG Silver Corp.

(SEC File No. 0-50437)

Suite 800 - 409 Granville Street, Vancouver BC, V6C 1T2, CANADA

Address of Principal Executive Office

The registrant files annual reports under cover:

Form 20-F   X

        Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes     No  X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: September 14, 2004

        "George Young"

GEORGE S. YOUNG

President, CEO

FORM 6K - August 2004

MAG Silver Corp.

800-409 Granville Street Vancouver, B.C. V6C 1T2
Phone: (604) 630-1399    Fax: (604) 484-4710

TSX-V: MAG	NR 04-09
OTCBB: MSLRF	August 5, 2004

MAG SILVER - CINCO DE MAYO AGREEMENT COMPLETED

MAG Silver Corp. (TSX-V:MAG) announces, further to the Company's news release of November 19, 2003, MAG has completed the option agreement dated April 5, 2004 between the Company, Lagartos, and Minera Cascabel SA de CV, whereby Lagartos has the option to acquire 100% interest in the Cinco de Mayo property in Mexico. In consideration of this option, the Company has issued 75,000 common shares to Cascabel, which are subject to a four month hold period expiring December 1, 2004. In order to exercise the option, the Company may make cash payments totalling US$1 million (US$100,000 in the first year) and incur exploration expenditures of US$1 million over a five-year period (US$100,000 in the first year). Cascabel will retain a 2.5% net smelter return royalty.

About Cinco de Mayo

Cinco de Mayo is a 2,500 hectare Carbonate Replacement Deposit (CRD) prospect located in north-central Chihuahua along the same major deep crustal break that underlies the important Santa Eulalia, Naica, and San Pedro Corralitos CRD/skarn systems. The potential of this property emerged from 15 years of systematic regional exploration by Dr. Peter Megaw that shows Cinco de Mayo shares many of the key features of the distal parts of Santa Eulalia. The potential for finding a large CRD system is considered to be excellent. Initial geological mapping, sampling and drill target delineation is planned for Cinco de Mayo.

About MAG Silver Corp.

MAG Silver is focussed on exploration targets in the Mexican Silver Belt that are of interest at any conceivable silver price, in districts with known large-scale production.

On behalf of the Board of

MAG SILVER CORP.

"George S. Young"

President, Director

For further information on behalf of MAG Silver Corp. contact George S. Young
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.            REPORTING ISSUER

MAG SILVER CORP.

800 - 409 Granville Street

Vancouver BC, V6C 1T2

Telephone: (604) 630-1399

Facsimile: (604) 484-4710

ITEM 2.          DATE OF MATERIAL CHANGE

August 5, 2004

ITEM 3.        PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated August 5, 2004

ITEM 4.            SUMMARY OF MATERIAL CHANGE

MAG announces, further to the Company's news release of November 19, 2003, MAG has completed the option agreement dated April 5, 2004 between the Company, Lagartos, and Minera Cascabel SA de CV.

ITEM 5.           FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated August 5, 2004.

ITEM 6.              RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)

N/A

ITEM 7.             OMITTED INFORMATION

N/A

ITEM 8.                SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

George Young, President            Phone: (604) 630-1399

ITEM 9.              STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this- 11th day of August, 2004.

MAG Silver Corp.

"George S. Young"

George S. Young, President

MAG Silver Corp.                                                                                                    MATERIAL CHANGE REPORT

800 - 409 Granville Street, Vancouver BC, V6C 1T2

The attached interim financial statements have not
been reviewed by the Company's auditors.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Consolidated Balance Sheets

	June 30, 2004	Dec. 31, 2003
ASSETS

CURRENT
Cash and cash equivalents	$ 3,365,988	$ 4,795,822
Accounts receivable	445,451	259,501
Interest receivable	12,300	64,127
Prepaid expenses	1,583	8,750
TOTAL CURRENT ASSETS	3,825,322	5,128,200

MINERAL RIGHT ACQUISITION COSTS (Note 7)	2,304,847	1,314,678
DEFERRED EXPLORATION COSTS (Note 7)	3,416,376	2,057,542
EQUIPMENT (Note 3)	29,218	34,374
TOTAL ASSETS	$ 9,575,763	$ 8,534,794

LIABILITIES

CURRENT
Accounts payable and accrued liabilities	$ 401,546	$ 208,018
TOTAL LIABILITIES	401,546	208,018

SHAREHOLDERS' EQUITY

Share capital (Note 4)
Authorized - 1,000,000,000 common shares,
without par value
Issued and outstanding at June 30, 2004
- 24,429,150 common shares (December 31, 2003
- 23,093,995)	10,713,614	9,504,984
Contributed surplus (Note 4 (b))	75,308	75,308
Deficit	(1,614,705)	(1,253,516)
TOTAL SHAREHOLDERS' EQUITY	9,174,217	8,326,776
TOTAL LIABILITIES AND SHAREHOLDERS' EQUITY	$ 9,575,763	$ 8,534,794

ON BEHALF OF THE BOARD:
"George Young" (signed)	"R. Michael Jones" (signed)
George Young, President & Director	R. Michael Jones, Director

See accompanying Notes to the Consolidated Financial Statements.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Consolidated Statement of Operations and Deficit

	For the 3-month period Ended June 30		For the 6-month period Ended June 30
	2004 (unaudited)	2003 (unaudited)	2004 (unaudited)	2003 (unaudited)

Expenses:

Accounting and Audit	35,706	$ 17,589	$ 57,706	$ 17,776
Amortization	2,579	869	5,157	1,138
Annual general meeting	39,974	3,681	39,974	3,681
Bank charges and Interest	1,129	5,589	1,776	14,215
Translation Adjustment & Foreign Exchange	(40,433)	7,779	(60,569)	10,665
Office and Administration	36,903	9,202	63,970	10,295
Office Rent	4,500	6,500	9,000	7,250
Filing fees	11,536	14,959	17,525	33,927
Legal	38,609	8,127	60,626	38,026
Management and consulting fees	49,611	80,917	90,157	80,917
Shareholder Relations	35,399	16,530	58,265	16,530
Telephone	4,846	3,579	4,868	3,579
Transfer agent fees	7,489	3,306	11,705	4,761
Travel and Accommodation	36,965	21,376	44,180	56,855

Loss before other items	264,813	200,003	404,340	299,615

Other:
Interest	16,756	24,948	43,151	25,090

Loss for the period	$ (248,057)	$ (175,055)	$ (361,189)	$ (274,525)

Deficit, beginning of period	(1,366,648)	(515,447)	(1,253,516)	(415,977)

Deficit, end of period	$(1,614,705)	$ (690,502)	$ (1,614,705)	$ (690,502)

Basic and diluted loss per share	$0.01	$0.02	$0.02	$0.03

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Consolidated Statement of Shareholders' Equity

						Deficit
						accumulated
	Common shares		Special			during the	Total
	without par value		warrants		Contributed	exploration	shareholders'
	Shares	Amount	Shares	Amount	Surplus	stage	equity

Issued for cash	1,500,000	$ 150,000	-	$ -	$ -	$ -	$ 150,000
Net loss	-	-	-	-	-	(4,279)	(4,279)
Balance, October 31, 1999	1,500,000	150,000	-	-	-	(4,279)	145,721
Net loss	-	-	-	-	-	(3,787)	(3,787)
Balance, December 31, 1999	1,500,000	150,000	-	-	-	(8,066)	141,934
Issued for cash	1,500,000	240,222	-	-	-	-	240,222
Net loss	-	-	-	-	-	(5,641)	(5,641)
Balance, December 31, 2000	3,000,000	390,222	-	-	-	(13,707)	376,515
Net loss	-	-	-	-	-	(279,639)	(279,639)
Balance, December 31, 2001	3,000,000	390,222	-	-	-	(293,346)	96,876
Issued for cash			2,400,000	375,000	-	-	375,000
Net loss	-	-	-	-	-	(122,631)	(122,631)
Balance, December 31, 2002	3,000,000	390,222	2,400,000	375,000	-	(415,977)	349,245
Issued for cash (Note 5)	11,500,000	5,109,766	-	-	-	-	5,109,766
Conversion of special warrants	2,400,000	375,000	(2,400,000)	(375,000)	-	-	-
Agent's Administration shares	10,000	5,000					5,000
Finders' fee shares (Note 9)	500,000	250,000	-	-	-	-	250,000
Issued to obtain mineral property
option rights	200,000	100,000	-	-	-	-	100,000
Issued on acquisition of
Lexington (Note 9)	200,000	180,000	-	-	-	-	180,000
Warrants exercised	5,183,995	3,068,996	-	-	-	-	3,068,996
Stock options exercised	100,000	26,000	-	-	-	-	26,000
Stock options granted to consultants	-	-	-	-	75,308	-	75,308
Net loss	-	-	-	-	-	(837,539)	(837,539)
Balance, December 31, 2003	23,093,995	$ 9,504,984	-	$ -	$ 75,308	$ (1,253,516)	$8,326,776
Issued to obtain mineral property
option rights	628,905	880,467	-	-	-	-	880,467
Warrants exercised	566,250	277,363	-	-	-	-	277,363
Stock options exercised	140,000	50,800	-	-	-	-	50,800
Net loss	-	-	-	-	-	(361,189)	(361,189)
Balance, June 30, 2004	24,429,150	$ 10,713,614	-	$ -	$ 75,308	$ (1,614,705)	$9,174,217

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Consolidated Statements of Cash Flows

	Three months	Three months	Six months	Six months
	ended	ended	ended	ended
	June 30,	June 30,	June 30,	June 30,
	2004	2003	2004	2003

OPERATING ACTIVITIES
Loss for the period	$ (248,057)	$ (175,055)	$ (361,189)	$ (274,525)
Items not involving cash:
Amortization	2,579	869	5,157	1,138
Non-cash compensation expense	-	41,400	-	41,400
Changes in operating assets and liabilities
Accounts receivable	(95,268)	(76,316)	(185,950)	(80,098)
Interest receivable	63,105	(18,911)	51,826	(18,911)
Prepaid expenses	14,039		7,167	-
Accounts payable and accrued liabilities	340,495	(46,165)	193,528	59,485
	76,893	(274,178)	(289,461)	(271,511)

INVESTING ACTIVITIES
Purchase of equipment	-	(4,000)	-	(4,000)
Acquisition of Minera Los Lagartos, S.A. de C.V.
(Note 9)	-	-	-	(7,500)
Acquisition of Lexington Capital Group Inc. (Note 9)	-	-	-	-
Mineral rights	(108,164)	(16,167)	(109,702)	(136,819)
Deferred exploration costs	(877,783)	(455,193)	(1,358,834)	(502,981)
	(985,947)	(475,360)	(1,468,536)	(651,300)

FINANCING ACTIVITIES
Issue of share capital	103,000	5,157,366	328,163	5,161,366
Deferred financing costs	-	94,699	-	7,500
Proceeds on short-term loan	-	-	-	150,000
Repayment of short-term loan	-	(150,000)	-	(150,000)
	103,000	5,102,065	328,163	5,168,866

INCREASE (DECREASE) IN CASH	(806,054)	4,352,527	(1,429,834)	4,246,055
CASH, BEGINNING OF PERIOD	4,172,042	60,804	4,795,822	167,276
CASH, END OF PERIOD	$ 3,365,988	$ 4,413,331	$ 3,365,988	$ 4,413,331

Income taxes paid	$ -	$ -	$ -	$ -
Interest paid	$ -	$ -	$ -	$ -

Issue of shares in connection with acquisition of Minera
Los Lagartos, S.A. de C.V. (Note 10)	$ -	$ 250,000	$ -	$ 250,000
Issue of shares in exchange for mineral property
option rights	$ 880,467	$ 100,000	$ 880,467	$ 100,000
Issue of shares in connection with acquisition of
Lexington Capital Group Inc. (Note 10)	$ -	$ -	$ -	$ -

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

June 30, 2004

1.        NATURE OF BUSINESS

The Company was incorporated under the Company Act (British Columbia) on April 21, 1999 and was classified as a Venture Capital Pool Company as defined in the former Vancouver Stock Exchange (the "Exchange") Policy 30. The Company's shares were listed on the TSX Venture Exchange on April 21, 2000.

The Company was originally required to complete its Qualifying Transaction within 18 months of listing on the Exchange. This deadline was extended and subsequently the Qualifying Transaction was approved and completed on April 15, 2003 (Note 5 (a)).

The Company is an exploration company conducting work on mineral properties it has staked or acquired by way of option agreement principally in Mexico. The Company has not yet determined whether the properties on which it is conducting exploration contain any ore reserves that are economically recoverable. The Company defers all acquisition, exploration and development costs related to the properties on which it is conducting exploration. The recoverability of these amounts is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete the development of the interests, and future profitable production, or alternatively, upon the Company's ability to dispose of its interests on a profitable basis.

These consolidated financial statements have been prepared in accordance with generally accepted accounting principles applicable to a going concern, which assume that the Company will realize its assets and discharge its liabilities in the normal course of business for the foreseeable future. The Company has incurred losses from inception and does not currently have the financial resources to sustain operations in the long-term. The Company's ability to continue as a going concern is dependent upon its ability in the future to achieve profitable operations and, in the meantime, to obtain the necessary financing to meet its obligations and repay its liabilities when they become due. External financing, predominantly by the issuance of equity to the public, will be sought to finance the operations of the Company.

Although the Company has taken steps to verify title to the properties on which it is conducting exploration and in which it has an interest, in accordance with industry standards for the current stage of exploration of such properties, these procedures do not guarantee the Company's title. Property title may be subject to unregistered prior agreements and non-compliance with regulatory requirements.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

June 30, 2004

2.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

These financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and include the following significant policies outlined below. These policies conform, in all material respects, with accounting principles generally accepted in the United States of America ("US GAAP"), except as described in Note 13.

(a)

Principles of consolidation

On January 15, 2003, the Company completed its acquisition of Minera Los Lagartos, SA de CV and on July 16, 2003, its acquisition of Lexington Capital Corp. (Note 10). The consolidated financial statements include the accounts of the Company and its subsidiaries. All significant intercompany balances and transactions have been eliminated on consolidation.

(b)                Use of estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenditures during the reported period. Actual results may differ from those reported.

(c)                 Financial instruments and foreign exchange risk

The Company's financial assets and liabilities are cash and cash equivalents, accounts receivable, interest receivable and accounts payable and accrued liabilities. The fair values of these financial instruments are estimated to be their carrying values due to their short-term or demand nature.

Foreign exchange risk is the risk that a variation in exchange rates between the Canadian dollar and foreign currencies will affect the Company's operating and financial results. The Company has significant operations outside of Canada which are subject to these foreign exchange risks. The Company does not use derivative instruments to reduce its exposure to this foreign exchange risk.

(d)                 Mineral rights and deferred exploration costs

The Company is in the exploration stage with respect to its mining activity and accordingly follows the practice of capitalizing all costs relating to the acquisition of, exploration for and development of the interests and crediting all revenues received against the cost of the related interests. At such time as commercial production commences, these costs will be charged to operations on a units-of-production method based on proven and probable reserves. The aggregate costs related to abandoned interests are charged to operations at the time of any abandonment.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

June 30, 2004

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Mineral rights and deferred exploration costs (continued)

Mineral rights include costs to acquire options to acquire interests in unproven mineral properties.

Deferred exploration costs include direct exploration costs incurred by the Company in its effort to determine the existence of economically mineable ore including the cost of feasibility studies.

Management reviews the carrying value of mineral rights and deferred exploration costs at least quarterly for evidence of impairment. This review is generally made with reference to the timing of exploration work, work programs proposed, exploration results achieved by the Company and by others in the related area of interest, and an assessment of the likely results to be achieved from performance of further exploration. When the results of this review indicate that a condition of impairment exists, the Company estimates the net recoverable amount of the deferred exploration costs and related mining rights by reference to the potential for success of further exploration activity and/or the likely proceeds to be received from sale or assignment of the rights. When the carrying values of mining rights or deferred exploration costs are estimated to exceed their net recoverable amounts, a provision is made for the decline in the value.

The Company is in the process of exploring mineral properties and has not yet determined whether they contain ore reserves that are economically recoverable. Accordingly, the recoverability of these capitalized costs is dependent upon the existence of economically recoverable reserves, the ability of the Company to obtain the necessary financing to complete exploration and development and, ultimately, upon future profitable production.

The issuance of CICA Handbook Section 1581, Business Combinations, ("CICA 1581"), and CICA Handbook Section 3062, Goodwill and Other Intangible Assets, ("CICA 3062"), resulted in an apparent conflict between previously issued accounting standards found in CICA Handbook Section 3061, Property, Plant and Equipment ("CICA 3061"), and EIC-126, Accounting by Mining Enterprises for Exploration Costs ("EIC-126").

Appendix 31 to CICA 1581 describes a mineral use right as an example of a contract-based intangible that is subject to amortization over its estimated useful life as recommended by CICA 3062. CICA 3061, however, states that mining properties represented by capitalized costs of acquired mineral rights and the costs of associated with exploration for and development of mineral reserves may be considered as items of property, plant and equipment. Furthermore, EIC-126 concluded that a mining enterprise that has not commenced operations or objectively established mineral reserves is not precluded from considering exploration costs to have the characteristics of property, plant and equipment.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

June 30, 2004

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(d)

Mineral rights and deferred exploration costs (continued)

The Company has determined that, under Canadian GAAP, it is appropriate to consider the costs associated with acquiring the rights to explore a mining property as items of property, plant and equipment. Under this interpretation, the Company has concluded that it is appropriate to capitalize all such costs until commercial production commences or until the property is abandoned as described above. A view that is different from this interpretation is that the costs associated with acquiring the rights to explore a mining property are considered intangible assets and would be amortized over its estimated useful life. Additional guidance may be provided in the future that would require accounting for these costs in a manner different from the Company's current method of accounting. If the Company had considered the costs associated with acquiring the rights to explore a mining property an intangible asset and amortized them over the expected period in which exploration would be performed, Mineral Rights would have been $601,000 lower at December 31, 2003 (2002 - $Nil) and Amortization expense would have been $601,000 higher for the year ended December 31, 2003 (2002 - $Nil; 2001 - $Nil; period from April 21, 1999 to December 31, 2003 - $601,000).

(e)                 Equipment

Equipment is recorded at cost. Depreciation is provided on a straight-line basis to amortize the costs over a five year term.

(f)               Income taxes

The Company accounts for income taxes using the asset and liability method. Under this method, future income taxes are recorded for the temporary differences between the financial reporting basis and tax basis of the Company's assets and liabilities. These future taxes are measured based on substantially enacted tax rates. Management believes that it is not sufficiently likely that the Company will generate sufficient taxable income for the realization of its future tax assets and therefore the Company has made a full valuation provision for these assets.

(g)                 Stock-based compensation

All stock-based awards made to non-employees are measured and recognized using a fair value based method. For stock options granted to employees and directors, the Company has adopted the disclosure-only provisions whereby pro forma net income and pro forma earnings per share are disclosed in the notes to the financial statements as if the fair value based method of accounting had been used.

Compensation expense is recognized when stock options are issued to employees and directors for the excess, if any, of the quoted market price at the date of grant over the exercise price. Any consideration paid by employees and directors on the exercise of stock options is credited to share capital.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

June 30, 2004

2.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (Continued)

(h)                 Foreign exchange translation

The accounts of the Company's foreign operations are considered to be integrated with the operations of the Company and are translated into Canadian dollars as follows:

  monetary assets and liabilities at the rate prevailing at the balance sheet date.

  non-monetary assets and liabilities at historical rates.

  income and expenses at the average rate in effect during the year.

The resulting translation adjustment is included on the statement of operations.

(i)                 Loss per share

Basic earnings per share calculations are based on the weighted average number of common shares outstanding, after excluding the shares held in escrow for which the conditions for their release were not satisfied until April 15, 2003 (Note 5 (f)).

The Company uses the treasury stock method for the calculation of diluted earnings per share. Diluted earnings per share are computed using the weighted average number of common and common equivalent shares outstanding during the year. Common equivalent shares consist of the incremental common shares upon the assumed exercise of stock options and warrants, but are excluded from the computation if their effect is anti-dilutive.

3.

EQUIPMENT

	June 30,			December 31,
	2004			2003
		Accumulated	Net Book	Net Book
	Cost	Depreciation	Value	Value

Computer equipment	$ 11,423	$ 2,793	$ 8,630	$ 10,152
and software
Field equipment	24,812	4,224	20,588	24,222
	$ 36,235	$ 7,017	$ 29,218	$ 34,374

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

June 30, 2004

4.

SHARE CAPITAL

(a)        Issued and outstanding

On April 15, 2003, the Company raised gross proceeds of $5,750,000 from the sale of 11,500,000 units at a price of $0.50 per unit. Each unit consists of one common share and one-half of one share purchase warrant, with each whole warrant entitling the holder to purchase one share at a price of $0.75 per share for a period of two years from the closing. The Agents were granted warrants to purchase up to 1,150,000 shares of the Company at the same price in partial payment of services rendered in connection with the financing. The commission paid to the Agents was $460,000, equal to 8% of the gross proceeds of the Offering, they were also issued 10,000 shares of the Company (the "Administration Shares") as an administration fee in relation to the Offering, valued at $5,000. Corporate finance fees, legal fees and related disbursements totalled $175,234, of which $7,500 was incurred to December 31, 2002. The net proceeds to the Company from the financing were $5,109,766.

The prospectus issued in respect of the financing also qualified 2,400,000 common shares and non-transferable share purchase warrants to purchase up to 1,950,000 common shares of the Company issuable upon the exercise of special warrants issued by the Company in September and December, 2002, which shares and warrants have now been issued (Note 6). The prospectus also qualified 500,000 finders' fee shares issued in relation to the property acquisitions, of which 200,000 common shares have been issued and 300,000 have been issued in escrow. These shares are to be released from escrow as follows:  10% on completion of the Company's Qualifying Transaction, which took place on April 15, 2003, and the balance to be released in equal tranches of 15% every six months, for a three year period.

(b)        Stock options

The Company has entered into Incentive Stock Option Agreements ("Agreements") with directors, officers and employees.

At the date the Agreements are entered into, the exercise price of each option is set at the fair value of the common shares at the date of grant. The following table summarizes the Company's options:

		Weighted		Weighted
	Quarter ended	Average	Year ended	Average
	June 30,	Exercise	December 31,	Exercise
	2004	Price	2003	Price
Balance outstanding,
beginning of year	1,170,000	$ 0.20	280,000	$ 0.20
Activity during the year
Options granted	-	-	990,000	0.58
Options exercised	(140,000)	0.36	(100,000)	0.26
Balance outstanding,
end of year	1,030,000	$ 0.54	1,170,000	$ 0.52

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

June 30, 2004

4.

SHARE CAPITAL (Continued)

(b)

Stock options (continued)

The following table summarizes options outstanding and exercisable at June 30, 2004:

Options Outstanding and Exercisable
Range of Exercise Prices	Number Outstanding and Exercisable at June 30, 2004	Weighted Average Remaining Contractual Life (Years)	Weighted Average Exercise Price

$0.20	100,000	1.05	$0.20
0.50	575,000	4.03	0.50
0.70	355,000	4.11	0.70
	1,030,000	3.96	$0.52

During the current period no stock options have been granted. The Company granted 775,000 stock options to employees and 215,000 stock options to consultants during the year ending December 31, 2003. The Company has recorded $75,308 of compensation expense relating to stock options granted to consultants in the year ended December 31, 2003 (2002 - $Nil). The Company has elected to measure compensation costs for employee stock options whereby no compensation expense was recognized when the stock options are granted. Had compensation costs been determined based on the fair value of the options granted using the Black-Scholes option pricing model, additional compensation expense would have been recorded as follows:

	Year ended	Year ended
	December 31, 2003	December 31, 2002

Loss for the year as reported	$ (837,539)	$ (122,631)
Additional compensation expense	(248,128)	-
Pro forma loss	$ (1,085,667)	$ (122,631)

Pro forma basic and diluted loss per share	$ (0.08)	$ (0.08)

The following weighted-average assumptions were used for the Black-Scholes valuation of stock options granted during the year ended December 31, 2003:

Risk-free interest rate

3.76%

Expected life of options

5 years

Annualized volatility

63%

Dividend rate

0.00%

No options were granted in 2002.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

June 30, 2004

4.

SHARE CAPITAL (Continued)

(c)

Share purchase warrants

		Weighted-
	Number	Average
	of Warrants	Exercise Price

Balance at December 31, 2002	-	$ -
Issued on conversion of Special Warrants	1,500,000	0.20
Issued on conversion of Special Warrants	450,000	0.40
Issued in connection with issuance of common shares	5,750,000	0.75
Issued to agents in connection with issuance
of common shares	1,150,000	0.50
Exercised and converted to common shares	(5,183,995)	0.59
Balance at December 31, 2003	3,666,005	0.63
Exercised and converted to common shares	(566,250)	0.47
Balance at June 30, 2004	3,099,755	$ 0.65

(d)

Shares held in escrow

As a result of the completion and approval of the Company's Qualifying Transaction on April 15, 2003, the 1,500,000 of the Company's common shares held in escrow are to be released as to one-third on each of April

15, 2004, 2005 and 2006.

5.

SPECIAL WARRANTS

During the year ended December 31, 2002, the Company:

(i)

issued 1,500,000 special warrants for $0.10 per special warrant, which were convertible into one common share and one common share purchase warrant until the earlier of five business days following the date of the Company's final prospectus (April 3, 2003) or September 9, 2003. Each common share purchase warrant is exercisable into one common share of the Company at $0.20 per share until September 9, 2004.

(ii)

issued 900,000 special warrants for $0.25 per special warrant, which were convertible into one common share and one-half of one common share purchase warrant until the earlier of five business days following the date of the Company's final prospectus (April 3, 2003) or December 20, 2003. Each whole common share purchase warrant is exercisable into one common share of the Company at $0.40 per share until December 20, 2004.

In 2003, each of the special warrants were converted into one common share and one share purchase warrant, with exercise terms as described above.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

June 30, 2004

6.

INCOME TAXES

The provision for income taxes reported differs from the amounts computed by applying the cumulative Canadian federal and provincial income tax rates to the pre-tax loss due to the following:

	2003	2002	2001

Statutory tax rate	37.60%	39.60%	45.60%
Recovery of income taxes computed at
standard rates	$ 314,915	$ 48,561	$ 127,515
Non-taxable portion of capital loss	-	(700)	(56,715)
Non-deductible expenses	(28,316)	-	-
Lower effective tax rate on loss in
foreign jurisdictions	(1,603)	-	-
Future tax benefits not recognized in
the period that the loss arose	(284,996)	(47,861)	(70,800)
	$ -	$ -	$ -

The approximate tax effect of each type of temporary difference that gives rise to the Company's future income tax assets are as follows:

	2003	2002

Operating loss carry forwards	$ 323,750	$ 64,768
Capital losses carried forward	44,100	49,979
Less valuation allowance	(367,850)	(114,747)
	$ -	$ -

At December 31, 2003, the Company has non-capital loss carry-forwards of $925,000, expiring between 2006 and 2010, available for tax purposes and capital loss carryforwards of $252,000 which are available only to offset future capital gains for tax purposes and may be carried forward indefinitely.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

June 30, 2004

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS

Six Month Period ended June 30, 2004
	Juanicipio	Don Fippi	Guigui	Lagartos	Sierra Ramirez	Adargas	Cinco de Maya	Total

Acquisition costs of mineral rights
Balance, beginning of year	$ 894,379	$ 173,534	$ 181,812	$ 21,519	$ 43,434	$ -	$ -	$ 1,314,678
Incurred during year	868	384,167	565,554	19,105	2,359	11,592	6,524	$ 990,169
Balance, end of period	$ 895,247	$ 557,701	$ 747,366	$ 40,624	$ 45,793	$ 11,592	$ 6,524	$ 2,304,847

Deferred exploration costs
Camp costs	$ 23,306	$ 42,991	$ 16,600	$ -	$ 228	$ 14,230	-	$ 97,355
Drilling	169,457	-	191,968	-	-	238,424	-	599,849
Geochemical	1,642	9,964	22,853	-	-	-	-	34,459
Geological	128,099	240,227	72,508	1,813	2,700	31,849	-	477,196
Geophysical	-	-	-	-	-	-	-	-
Maps, fees and licenses	16,806	14,231	12,930	7,955	1,211	4,994	-	58,127
Research	-	-	-	-	-	-	-	-
Travel	15,970	18,658	58	-	1,482	5,568	-	41,736
Transport and shipping	61	-	-	-	39	12	-	112
Site administration	18,480	17,338	6,338	-	2,360	5,484	-	50,000
	373,821	343,409	323,255	9,768	8,020	300,561	-	1,358,834
Balance, beginning of year	1,145,332	335,793	558,456	17,961	-	- ---	-	2,057,542
Balance, end of period	$ 1,519,153	$ 679,202	$ 881,711	$ 27,729	$ 8,020	$ 300,561	$ -	$3,416,376

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

June 30, 2004

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

Three Month Period ended June 30, 2004
	Juanicipio	Don Fippi	Guigui	Lagartos	Sierra Ramirez	Adargas	Cinco de Maya	Total

Acquisition costs of mineral rights
Balance, beginning of quarter	$ 894,379	$ 173,534	$ 181,812	$ 23,057	$ 43,434	$ -	$ -	$ 1,316,216
Incurred during quarter	868	384,167	565,554	17,567	2,359	11,592	6,524	$ 988,631
Balance, end of quarter	$ 895,247	$ 557,701	$ 747,366	$ 40,624	$ 45,793	$ 11,592	$ 6,524	$ 2,304,847

Deferred exploration costs
Camp costs	$ 15,605	$ 29,430	$ 3,866	$ -	$ -	$ 10,399	-	$ 59,300
Drilling	169,457	-	-	-	-	238,424	-	407,881
Geochemical	134	-	22,853	-	-	-	-	22,987
Geological	104,884	176,422	30,079	-	2,127	23,208	-	336,720
Geophysical	-	-	-	-	-	-	-	-
Maps, fees and licenses	1,225	-	-	-	-	-	-	1,225
Research	-	-	-	-	-	-	-	-
Travel	10,607	8,628	-	-	1,482	5,568	-	26,285
Transport and shipping	61	-	-	-	-	-	-	61
Site administration	9,633	9,223	1,231	-	148	3,089	-	23,324
	311,606	223,703	58,029	-	3,757	280,688	-	877,783
Balance, beginning of quarter	1,207,547	455,499	823,682	27,729	4,263	19,873 ----	-	2,538,593
Balance, end of quarter	$ 1,519,153	$ 679,202	$ 881,711	$ 27,729	$ 8,020	$ 300,561	$ -	$ 3,416,376

(a)

Juanicipio Property

The Company, through its subsidiary, Minera Los Lagartos, S.A. de C.V. ("Lagartos"), holds a 100% interest in an exploration concession on the Juanicipio property, located in the Fresnillo District, Zacatecas, Mexico. This exploration concession enables Lagartos to explore the mining claim covered by the concession for the period to August 8, 2005.

Previously, as a condition to acquiring the concession, Lagartos was obligated to make payments totalling US$2,500,000 over a period of four years.

As a result of the Company's acquisition of Lexington Capital Group Inc. (Note 9 (b)), this obligation, as well as any future royalty payments, were removed.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

June 30, 2004

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(b)

Don Fippi Property

Lagartos has entered into an agreement which gives it the right to explore and acquire a 100% interest in mining concessions located in the Batapilas, Chihuahua district of Mexico. Under the terms of the agreement, Lagartos is obligated to:

i)

make scheduled payments totalling US$550,000 plus applicable value added tax (of which US$100,000 has been paid) by April 21, 2007;

ii)

incur exploration expenditures totalling US$4,000,000 by April 21, 2008; and

iii)

issue an aggregate of 2,100,000 common shares of the Company, of which 324,938 common shares have been issued.

(c)

Guigui Property

Lagartos has entered into an agreement which gives it the right to explore and acquire a 100% interest in mining concessions located in the Santa Eulalia, Chihuahua district of Mexico. Under the terms of the agreement, Lagartos is obligated to:

i)

make scheduled payments totalling US$550,000 plus applicable value added tax (of which US$50,000 has been paid) by April 21, 2007;

ii)

incur exploration expenditures totalling US$2,500,000 by April 21, 2007; and

iii)

issue an aggregate of 2,100,000 common shares of the Company, of which 503,967 common shares have been issued.

(d)

Sierra Ramirez Property

Lagartos has entered into an agreement, which subsequent to the quarter end has been accepted by the TSX Venture Exchange, which gives it the right to explore and acquire a 100% interest in mining concessions located in the Sierra Ramirez district in Durango, Mexico. Under the terms of the agreement, Lagartos is obligated to:

i)

make scheduled payments totalling US$1,505,000 within 60 months after the date of acceptance by the TSX Venture Exchange, of which US$30,000 has been paid;

ii)

issue 20,000 common shares of MAG Silver Corp. upon acceptance of the agreement by the TSX Venture Exchange; and

iii)

incur exploration expenditures totalling $750,000 within 60 months after the date of acceptance by the TSX Venture Exchange.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

June 30, 2004

7.

MINERAL RIGHTS AND DEFERRED EXPLORATION COSTS (Continued)

(e)

Lagartos Property

Lagartos has acquired an exploration concession on mining claims on the Fresnillo trend to the northwest and southeast of the Juanicipio property. This exploration concession enables Lagartos to explore the mining claim covered by the concession to December 2009.

(f)

Adargas Property

Lagartos has entered into an agreement, which is subject to acceptance by the TSX Venture Exchange, which gives it the right to explore and acquire a 100% interest in the Adargas property (the "Adargas Property"), subject to a 2.5% net smelter returns royalty. Under the terms of the agreement, Lagartos is obligated to:

i)

make scheduled payments totalling US$1,000,000 within 60 months after the date of acceptance by the TSX Venture Exchange.

ii)

issue 75,000 common shares of MAG Silver Corp. upon acceptance of the agreement by the TSX Venture Exchange; and

iii)

incur exploration expenditures totalling $1,000,000 within 60 months after the date of acceptance by the TSX Venture Exchange.

(g)

Cinco de Mayos Property

Lagartos has entered into an agreement, which is subject to acceptance by the TSX

Venture Exchange, which gives it the right to explore and acquire a 100% interest in the Cinco de Mayo property (the "Cinco de Mayo Property"), subject to a 2.5% net smelter returns royalty. Under the terms of the agreement, Lagartos is obligated to:

i)

make scheduled payments totalling US$1,000,000 within 60 months after the date of acceptance by the TSX Venture Exchange.

ii)

issue 75,000 common shares of MAG Silver Corp. upon acceptance of the agreement by the TSX Venture Exchange; and

iii)

incur exploration expenditures totalling $1,000,000 within 60 months after the date of acceptance by the TSX Venture Exchange.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

June 30, 2004

8.

RELATED PARTY TRANSACTIONS

For the period ended June 30, 2004 the Company's president received $48,600 in compensation for legal and management services (2003 - $42,283).

During the year ended December 31, 2003, the Company borrowed $150,000 on a short-term loan from a shareholder of the Company. The loan has been fully repaid, as well as $12,500 related to interest.

During 2003, the Company entered into an office rental and services agreement with Platinum Group Metals Ltd. ("PTM"), a company with a common director and common officer. During the period ended June 30, 2004 the Company paid PTM $76,293 under the common service agreement (2003 - $17,211).

9.

ACQUISITIONS

(a)

Minera Los Lagartos, S.A. de C.V. ("Lagartos")

The Company announced on November 25, 2002 that it was proceeding with the acquisition of a 99% interest in the issued and outstanding common shares of Lagartos. This acquisition was completed by the Company on January 15, 2003. The remaining 1% of Lagartos is held, in trust for the Company, by a director and officer of the Company. Upon acquisition by the Company, Lagartos held the interests in the Juanicipio concessions and the options to acquire interests in the Don Fippi and Guigui concessions.

The total purchase price of Lagartos and its allocation to the fair value of net assets acquired is as follows:

Cash advanced to Lagartos in respect of option on Juanicipio property (US$50,000) paid in 2002	$ 78,750
Cash paid for the 100% interest in the common shares of Lagartos (US$5,000)	7,500
Finders' fee shares	250,000
Advances to Lagartos prior to acquisition	113,139
$ 449,389

The fair value of net assets acquired
Mineral rights	$ 449,389

The Company issued 500,000 common shares with a fair value of $0.50 per share in connection with the completion of the transaction as a finders' fee to two officers and a company with directors and officers in common.

The acquisition of Lagartos has been accounted for using the purchase method and the results of operations of Lagartos have been included in the Company's results of operations from January 15, 2003.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

June 30, 2004

9.

ACQUISITIONS (Continued)

(a)

Minera Los Lagartos, S.A. de C.V. ("Lagartos")(continued)

There were no other significant assets or liabilities acquired in this transaction. As such, the total of the acquisition of Lagartos has been allocated to acquired mineral rights being the right or the underlying right to explore a mining property.

(b)

Lexington Capital Group Inc. ("Lexington")

On July 16, 2003, the Company completed the acquisition of Lexington whose main asset is its indirect interest in the Juanicipio I claim that encompasses the Company's Juanicipio Project near Fresnillo, Zacatecas, Mexico. Under the terms of the agreement, MAG paid the vendor US$250,000 (Cdn$350,000) and 200,000 common shares of the Company. This acquisition reduced future required option payments and work commitments described in Note 8 (a). This also eliminated a net smelter return royalty obligation.

The acquisition is accounted for using the purchase method. An allocation of the purchase price is as follows:

Cash	$ 350,000
200,000 common shares	180,000
$ 530,000

Fair value of net assets acquired:

Cash	$ 4,219
Working capital deficiency	(13,196)
Mineral rights	538,977
$ 530,000

10.

SUBSEQUENT EVENTS

Subsequent to June 30, 2004, the Company:

(a)

Issued a total of 50,000 common shares at $0.75 per share on the exercise of warrants.

(b)

Issued a total of 147,500 common shares at $0.20 per share on the exercise of warrants.

(c)

Issued 75,000 common shares at $2.00 per share and paid US$25,000 as part of the option payment for the Cinco de Mayo property agreement (see Note 7.g.i & ii), after receiving TSX Venture Exchange acceptance.

The attached statements have not been reviewed by the Company's auditors.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Management Discussion & Analysis

For the Period ended June 30, 2004

1.

ANALYSIS OF EXPENSES AND DEFERRED COSTS

Refer to Financial Statements for details

2.

RELATED PARTY TRANSACTIONS

For the period ended June 30, 2004 the Company's president received $48,600 in compensation for legal and management services (2003 - $42,283).

During the period ended December 31, 2003 the Company borrowed $150,000 on a short-term loan from a shareholder of the Company. The loan has been fully repaid, as well as $12,500 related to interest.

During 2003, the Company entered into an office rental and services agreement with Platinum Group Metals Ltd. ("PTM"), a company with a common director and common officer. During the six month period ended June 30, 2004 the Company paid PTM $76,293 under the common service agreement (2003 - $17,211)

3.

SUMMARY OF SECURITIES ISSUED AND OPTIONS GRANTED

Refer to Financial Statements Note 4b for details.

a)

Summary of securities issued during the quarter:

Issue Date	Security Type	Type of Issue	Number Issued	Price	Total Proceeds	Consideration Type
May 19/04	Common Shares	Warrants Exercised	10,000	$0.40	$4,000	Cash
Apr. 20/04 - May 28/04	Common Shares	Warrants Exercised	132,000	$0.75	$80,250	Cash
Apr. 29/04	Common Shares	Property Option	628,905	$1.40	$880,467	Non Cash

Refer to Financial Statements for details of securities issued to date.

b)

Options granted during the quarter:

Issue Date	Optionees	Number Issued	Exercise Price	Expiry Date
Nil

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Management Discussion & Analysis

For the Period ended June 30, 2004

4.

SUMMARY OF SECURITIES AS AT THE END OF THE REPORTING PERIOD

a)   Authorized and issued share capital at June 30, 2004:

Class	Par Value	Authorized	Issued and o/s	Amount
Common	N.P.V.	1,000,000,000	24,429,150	$10,713,614

b)  Options outstanding at June 30, 2004:

Name of Optionee	Date Granted	Exercise Price	Expiry Date	No. of Shares
Dave Pearce	April 19,2000	$0.20	April 19,2005	100,000
Dave Pearce	April 15,2003	$0.50	April 15,2008	75,000
Eric Carlson	April 15,2003	$0.50	April 15,2008	75,000
George Young	April 15,2003	$0.50	April 15,2008	175,000
R. Michael Jones	April 15,2003	$0.50	April 15,2008	175,000
Consultant	April 15,2003	$0.50	April 15,2008	75,000
Dave Pearce	May 12,2003	$0.70	May 12,2008	50,000
Eric Carlson	May 12,2003	$0.70	May 12,2008	50,000
George Young	May 12,2003	$0.70	May 12,2008	50,000
R. Michael Jones	May 12,2003	$0.70	May 12,2008	50,000
Frank Hallam	May 12,2003	$0.70	May 12,2008	75,000
Consultants	May 12,2003	$0.70	May 12,2008	80,000

c)

Warrants outstanding at June 30, 2004:

The following warrants are exercisable into one common share of the Company as follows:

No. of Warrants	Exercise Price	Expiry Date
412,500	$0.20	September 9, 2004
208,000	$0.40	December 20, 2004
16,000	$0.50	April 15, 2005
2,463,255	$0.75	April 15, 2005

d)

Shares in escrow or subject to pooling restrictions at June 30, 2004:

1,180,000 Common Shares in escrow

5.

LIST OF DIRECTORS AS AT THE DATE THIS REPORT WAS SIGNED AND FILED:

George S. Young	David Pearce
Eric Carlson	R. Michael Jones

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Management Discussion & Analysis

For the Period ended June 30, 2004

6.

LIST OF THE OFFICERS AS AT THE DATE THIS REPORT SIGNED AND FILED:

George S. Young, President and Chief Executive Officer
Dave Pearce, Corporate Secretary
Frank Hallam, Chief Financial Officer

1.

DESCRIPTION OF BUSINESS OF MAG SILVER CORP.

The Company was originally incorporated under the Company Act (British Columbia) on April 21, 1999 under the name "583882 B.C. Ltd.". On June 28, 1999, in anticipation of becoming a capital pool company, the Company changed its name to "Mega Capital Investments Inc.". On April 22, 2003, the Company changed its name to "MAG Silver Corp." to reflect its new business consequent upon the completion of its Qualifying Transaction. The principal business of the Company is the acquisition, exploration and development of mineral properties.

The Company is a "reporting" company in the Provinces of British Columbia, Alberta and Ontario. The Company's Common Shares were listed and posted for trading on the TSX Venture Exchange (TSXV: MGA) on April 19, 2000. Concurrent with the Company's name change to MAG Silver Corp. on April 22, 2003, the trading symbol was changed to "MAG".

At the time of writing the Company continues to conduct exploration programs on its properties in Mexico, such as rehabilitation work on existing underground workings on the Don Fippi property, drilling at the Adargas property, and a drilling program on the Guigui property. The Company remains in strong financial condition as a result of the April 15, 2003 financing as described above and the exercise of share purchase warrants during and subsequent to the Company's March 31, 2004 quarter end.  The Company continues to follow its business plan as set forth in April 2003.

2.

DISCUSSION OF OPERATIONS AND FINANCIAL CONDITION

Revenues

During the period ended June 30, 2004 the Company earned interest income of $43,151 (2003 - $25,090) on short-term investments and cash on hand. There were no other revenues realized by the Company during the period. Cash at June 30, 2004 amounted to $3,365,988 (June 30, 2003 - $4,413,331).

General and Administrative Expenses

Interest earned during the period of $43,151 (2003 - $25,090) was applied as a reduction to general and administrative expenses of $404,340 (2003 - $299,615), resulting in an operating loss for the period of ($361,189) (2003 - ($274,525)).

The increase in expenses is directly related to the Company's newly active status and the costs of identifying and completing the Company's Qualifying Transaction in April 2003. The Company has also incurred additional professional fees during the period for the preparation and filing of a Form 20F Registration Document with the United States Securities and Exchange Commission.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Management Discussion & Analysis

For the Period ended June 30, 2004

Travel and accommodation expenses for the period totaled $44,180 (2003 - $56,855), management and consulting fees totaled $90,157 (2003 - $80,917). Consulting and management fees have been paid to three individuals including one director. (See related party transactions).

Services provided by the company's president, the company's lawyer, consulting geologists include project management, investor relations, legal, geological and administrative services. Such services were originally budgeted for within "general and administrative costs" in the Company's Prospectus dated March 31, 2003, however, the scope and nature of the Company's activities since that time have necessitated the hiring of a full time president and the provision of more paid services than originally budgeted for. During the six months ending June 30, 2004 legal fees amounted to $60,626 (2003 - $38,026), filing fees totaled $17,525 (2003 - $33,927) while accounting and audit expenses totaled $57,706 (2003 - $17,776). Bank charges and interest totaled $1,776 (2003 - $14,215). Other smaller expense items account for the balance of general and administrative costs for the period. The Company now occupies office space and receives administrative services on a contract basis.

The following tables set forth selected financial data from the Company's Audited Financial Statements and should be read in conjunction with these financial statements.

	Year ended Dec. 31, 2003	Year ended Dec. 31, 2002	Year Ended Dec. 31, 2001
Revenues	Nil	Nil	Nil
Net Income (Loss)	($837,539)	($122,631)	($279,639)
Net Income (Loss) per Share	($0.06)	($0.08)	($0.19)
Total Assets	$8,534,794	$408,125	$110,904
Long Term Debt	Nil	Nil	Nil
Dividends	Nil	Nil	Nil

The following table sets forth selected quarterly financial information for each of the last eight (8) quarters.

Quarter Ending	Revenue	Net Earnings (Loss)	Net Loss per share
June 30, 2004	Nil	(264,813)	0.01
March 31, 2004	Nil	(113,132)	0.01
December 31, 2003	Nil	(302,473)	0.01
September 30, 2003	Nil	(260,541)	0.01
June 30, 2003	Nil	(175,055)	0.01
March 31, 2003	Nil	(99,470)	0.03
December 31, 2002	Nil	(71,745)	0.04
September 30, 2002	Nil	(35,602)	0.03

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Management Discussion & Analysis

For the Period ended June 30, 2004

The Company has not declared nor paid dividends on its common shares.  The Company has no present intention of paying dividends on its common shares, as it anticipates that all available funds will be invested to finance the growth of its business.

Trend Information

Other than the obligations under the Company's property option agreements set out in Tabular Disclosure of Contractual Obligations, there are no identifiable trends, demands, commitments, events or uncertainties that will result in, or that are reasonably likely to result in, the Company's liquidity either increasing or decreasing at present or in the foreseeable future.  The Company will require sufficient capital in the future to meet its acquisition payments and other obligations under property option agreements for those properties it considers worthy to incur continued holding and exploration costs upon.  The need to make such payments is a "Trend" as it is unlikely that all such obligations will be eliminated from the Company's future business activities.  The Company intends to utilize cash on hand in order to meet its obligations under property option agreements until at least December 31, 2004. It is unlikely that the Company will generate sufficient operating cash flow to meet these ongoing obligations in the foreseeable future. Accordingly, subsequent to December 31, 2004, the Company may need to raise additional capital by issuance of equity.  At this time the Company has no plan or intention to issue any debt in order to raise capital for future requirements.

At the time of writing there is a noted favourable trend with regard to the market for metal commodities and related companies, however, it is the opinion of the Company that its own liquidity will be most affected by the results of its exploration activities.  The discovery of an economic mineral deposit on one of its mineral properties may have a favourable effect on the Company's liquidity, and conversely, the failure to find one may have a negative effect.

Tabular Disclosure of Contractual Obligations (in U.S. dollars, as per agreement)

Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 Years	More than 5 years
Don Fippi Property	$4,500,000	$300,000	$2,000,000	$2,200,000	Nil
Guigui Property	$3,000,000	$150,000	$1,650,000	$1,200,000	Nil
Sierra Ramirez Property	$2,255,000	$130,000	$550,000	$1,575,000	Nil
Adargas Property	$2,000,000	$200,000	$700,000	$1,100,000	Nil
Cinco de Mayo Property	$2,000,000	$200,000	$700,000	$1,100,000	Nil
Total	$13,755,000	$980,000	$5,600,000	$7,175,000	Nil

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Management Discussion & Analysis

For the Period ended June 30, 2004

Other Items

During the period the Company did not write down or abandon any mineral property. No material capital equipment was purchased or disposed of. The Company does not pay any person for marketing or investor relation services. The Company has attended seminars and from time to time and does visit brokers, market analysts and investors who request information about the Company's business. The Company is unaware of any undisclosed liabilities or legal actions against the Company and the Company has no legal actions or cause against any third party at this time. The Company is unaware of any condition of default under any debt, regulatory, exchange related or other contractual obligations.

In 2003 the MAG completed the acquisition of Lexington Capital Group Inc. ("Lexington") whose main asset is its indirect interest in the Juanicipio I claim that encompasses MAG's Juanicipio Project near Fresnillo, Zacatecas, Mexico, which has now been drilled by MAG, and further work is recommended. Under the terms of the agreement MAG paid the vendor US$250,000 and issued 200,000 shares of its common stock. This acquisition could potentially save the Company US$1,150,000 in option payments and US$2,500,000 in work commitments. This also eliminates a net smelter return royalty obligation.

Resource Expenditures

During the first two quarters the Company incurred $990,169 ($109,702 in cash and $880,467 in shares, being 628,905 common shares @ $1.40) in property acquisition costs.  Exploration expenditures in cash for the first six months amounted to $1,358,834. These costs relate to the three drilling programs at Juanicipio $373,821; Guigui $323,255; Adargas $300,561, as well as the mine rehabilitation program at the Don Fippi property where the Company has spent $343,409 in preparing the property for a drill program in the fall of 2004. A total of $599,849 has been spent on rotary diamond drilling in the first six months of the year.

During 2003 a total of 6,147 metres were drilled on seven different holes at the Juanicipio property. The company had originally budgeted to drill 4,500 metres at a cost of $200 per metre, totaling $900,000, but increased this amount to approximately 6,200 metres at an actual cost of $1,132,731, due to the nature, extent and grade of the mineralization encountered and in order to better delineate the mineralization discovered. Another consideration was the fact that actual cost was below budget on a per metre basis, approximately $184 per metre, compared to $200 per metre budgeted.

Results from the 7 holes drilled on the Juanicipio property have been encouraging and continue to confirm the Company's concepts and exploration models, adding great confidence for future exploration of structures throughout the property.

Phase 1 drilling at Juanicipio targeted six major surface-mapped structures coincident with strong NSAMT geophysical anomalies along the projection of veins being mined in the adjoining Fresnillo Mine area. Drilling results from the last 2 holes showed that silver dominant mineralization lies well

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Management Discussion & Analysis

For the Period ended June 30, 2004

above the base-metal rich "root zone" mineralization that appears to cause the deep NSAMT anomalies (See Press Release of November 13, 2003).

Phase 2 exploration activities have begun, following the completion and evaluation of Phase 1 drilling, at its 100% controlled Juanicipio project. Exploration work includes detailed surface mapping and sampling to locate vein segments where mineralization may widen along the 2 to 5 kilometre lateral continuations of the drilled structures. Initial Phase 2 exploration will incorporate further NSAMT geophysics along these wider vein segments to help define targets in the silver dominant zones. Existing permits cover this program, allowing drilling to begin in early 2004.

During 2003 the Company staked claims to approximately 120,000 hectares of open ground northwest and southeast of its Juanicipio I claim, which has been the focus of its recent drilling program.

The Company has completed aerial photography of the historic Batopilas District and is currently carrying out rehabilitation of some of the principal underground workings in its Don Fippi property that contains the historic Batopilas District. During the first two quarters the Company incurred approximately $343,409 ($679,202 to date) in geological costs on this rehabilitation. Batopilas produced 250 million ounces of silver from very high-grade native-silver ore bodies prior to being shut down by the Mexican Revolution in 1913. As well the company has carried out 70% of its planned geological mapping, and 80% of its planned orientation geophysical survey. During 2004, MAG plans to complete the rest of its geological mapping, geophysical survey and to commence drilling at Batopilas.

Drilling began on October 20, 2003 on its 4,553-hectare Guigui Project in the Santa Eulalia District in Chihuahua, Mexico. The Santa Eulalia District hosts a carbonate replacement silver deposit that has produced over 450 million ounces of silver from nearly 50 million tonnes of ores averaging 350 g/T (11.3 Oz/T) silver, 8.2% lead and 7.8% zinc. Despite nearly 300 years of continuous mining of interconnected high-grade deposits, these have never been traced back to the style of near-source intrusion-related mineralization typical of these deposits worldwide. MAG and others have performed geological and geochemical zoning studies and gravity, magnetic, CSAMT and NSAMT geophysical surveys to define the near-source mineralization targets on the property. The planned 3,500-metre drill program on Guigui consisted of 6 holes to test these targets, the largest of which centers on a geophysical anomaly more than 1 kilometre in diameter that MAG infers to reflect a buried intrusive body. Four holes were drilled by the end of 2003 for a total of 3,009 metres. The drill program finished in February 2004 with a total of 4,576 metres drilled over 6 different holes. The Company has recently received assay results from this drilling program. The original budget was for 4 holes, but after some exploration work the Company drilled a further 2 holes in the San Antonio Graben which added over 1,000 metres more than it had originally planned. This along with other additional geological work carried out on the property accounted for the exploration activities to come in above the originally planned budget.

All of the above expenses were deferred. There were no mineral properties written down during the period or in 2003. A complete table of mineral property costs can be found in Note 7 of the Company's Financial Statements for the period ended June 30, 2004.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Management Discussion & Analysis

For the Period ended June 30, 2004

During 2003 the Company announced that it has entered into agreements in principle to acquire the option to earn a 100% interest in the Adargas and Cinco de Mayo properties, two large exploration projects in the Mexican silver belt. Compilation of previous exploration results has begun for the Cinco de Mayo project to guide design of orientation geophysical surveys and biological sampling scheduled to begin during the third quarter of 2004. Phase 1 drilling, consisting of four holes totaling approximately 2,000 metres, was successfully completed in June of 2004. The cost of this drilling program totaled $280,688 in the first six months of 2004. Assays from the drilling are pending, as are results of a downhole BHUTM survey of both MAG and two 1997 holes drilled by a predecessor, one of which cut 20 centimetres of Zn-Pb-Ag massive sulfides developed along the same contact.

3.

SUBSEQUENT EVENTS

Subsequent to June 30, 2004, the Company:

(a)

Issued a total of 50,000 common shares at $0.75 per share on the exercise of warrants.

(b)

Issued a total of 147,500 common shares at $0.20 per share on the exercise of warrants.

(c)

Issued 75,000 common shares at $2.00 per share and paid US$25,000 as part of the option payment for the Cinco de Mayo property agreement (see Note 7.g.i & ii), after receiving TSX Venture Exchange acceptance.

4.

FINANCINGS, PRINCIPAL PURPOSES AND MILESTONES

On April 15, 2003, concurrent with the completion of its Qualifying Transaction, the Company raised gross proceeds of $5,750,000 from the sale of 11,500,000 units at a price of $0.50 per unit.  Since that time the company has received approximately $3,400,000 from the exercise of warrants from this financing, as well as warrants from previous financings. The Company has generally followed its budgeted use of proceeds shown in the Company's Prospectus dated March 31, 2003, but due to the extra money received, the Company acquired other mineral properties, and increased some mineral exploration activities.

During 2003 the Company completed the acquisition of Lexington Capital Group Inc. ("Lexington") whose main asset is its indirect interest in the Juanicipio I claim that encompasses its Juanicipio Project near Fresnillo, Zacatecas, Mexico, which has just been drilled by MAG. Under the terms of the agreement MAG paid the vendor US$250,000 and issued 200,000 shares of its common stock. This acquisition could potentially save the Company US$1,150,000 in option payments and US$2,500,000 in work commitments, as well as eliminate a net smelter return royalty obligation.

The Company has completed aerial photography of the historic Batopilas Mine and is currently carrying out rehabilitation of some of the principal underground workings in its Don Fippi property

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Management Discussion & Analysis

For the Period ended June 30, 2004

that contains the historic Batopilas District. During the first two quarters of 2004 the Company has incurred approximately $343,409 ($679,202 to date) in geological costs on this rehabilitation. Batopilas produced 250 million ounces of silver from very high-grade native-silver ore bodies prior to being shut down by the Mexican Revolution in 1913. MAG plans to commence drilling at Batopilas during 2004 following additional exploration work in the spring and summer of 2004.

The Company has completed the surface mapping and sampling program at its Guigui property, as set out in the Company's prospectus. Four holes were drilled by the end of the year for a total of 3,009 metres. The drill program finished in February 2004 with a total of 4,576 metres drilled over 6 different holes. Guigui exploration is based on a geological, geochemical and geophysical model designed to find the source zones of the adjoining Santa Eulalia District near Chihuahua, Mexico. Santa Eulalia is another historic district that has produced at least 450 million ounces of silver over the last 300 years, but the Guigui area has never been explored.

General and administrative expenses for the six month period totaled $404,340 (2003 - $299,615), net of interest of $43,151 (2003 - $25,090). Shareholder relations expense, web site hosting and maintenance, investor calls, mail outs, printing and news releases totaled $58,265 (2003 - $16,530). The increase was due to the increased level of activity to accommodate the level of interest in the company. Management and consulting fees to June 30, 2004 totaled $90,157 (2003 - $80,917).  Office and administration totaled $63,970 (2003 - $10,295), the increase in office and administration costs is due to the company having a services agreement with Platinum Group Metals Ltd. who provide full time office administration.

The Company has completed a United States Securities and Exchange Commission ("SEC") Registration (Form 20-F). The company incurred approximately $75,000 in the current year and at least $225,000 in total, on accounting and legal costs relating to this goal. Accounting and legal costs totaled $118,332 (2003 - $55,802) for the six month period ending June 30, 2004, which includes the $75,000 mentioned above for the United States Securities and Exchange Commission ("SEC") Registration (Form 20-F). Legal opinions on property acquisitions carried out during the period have made up the majority of the balance of legal expenses.

During the six month period ended June 30, 2004 the Company paid stock exchange and filing fees of $17,525 (2003 - $33,927). A net translation adjustment gain of $60,569 (2003 - loss of $10,665) was incurred during the same period, which is attributed to the rise in the value of mineral properties in the Company's subsidiary Minera Los Lagartos which are accounted for in Mexican pesos and then translated into Canadian dollars on consolidation. A gain occurs as the Mexican pesos gains strength against the Canadian dollar. Transfer agent costs totaled $11,705 (2003 - $4,761). Travel, lodging and related expenses for the management of the company amounted to $44,180 (2003 - $56,855) as the Company attended many trade shows across North America.

5.

CRITICAL ACCOUNTING POLICIES

The Company's accounting policies are set out in Note 2 of its Consolidated Financial Statements for the period ended June 30, 2004.

MAG SILVER CORP.

(formerly Mega Capital Investments Inc.)

(An exploration stage company)

Management Discussion & Analysis

For the Period ended June 30, 2004

There are two policies that, due to the nature of the mining business, are more significant to the financial results of the Company. These policies relate to the capitalizing of mineral exploration expenditures and the use of estimates:

Under Canadian GAAP, the Company deferred all costs relating to the acquisition and exploration of its mineral properties. Any revenues received from such properties are credited against the costs of the property. When commercial production commences on any of the Company's properties, any previously capitalized costs would be charged to operations using a unit-of-production method. The Company regularly reviews deferred exploration costs to assess their recoverability and when the carrying value of a property exceeds the estimated net recoverable amount, provision is made for impairment in value.

The existence of uncertainties during the exploration stage and the lack of definitive empirical evidence with respect to the feasibility of successful commercial development of any exploration property does create measurement uncertainty concerning the calculation of the amount of impairment to the value of any mineral property. The Company relies on its own or independent estimates of further geological prospects of a particular property and also considers the likely proceeds from a sale or assignment of the rights before determining whether or not impairment in value has occurred.

6.

LIQUIDITY AND SOLVENCY

Although, the expenses incurred have been higher than the original budgeted amounts, the Company has experienced a higher than expected volume of exploration, market and financial activity do to the results of its drilling and exploration program at its Mexican properties.

The Company had $3,423,776 in working capital as at June 30, 2004 compared to $4,394,051 at June 30, 2003. In the opinion of management of the Company, the Company is able to meet its ongoing obligations as they become due. Management refers the reader to the contents of the Financial Statements for the period ended June 30, 2004, the audited Financial Statements for the period ended December 31, 2003, as well as the subsequent events section above.

Expenses incurred during the quarter ended June 30, 2004 are the result of ongoing general and administrative expenses, the acquisition of Lagartos and resource property expenditures.

Current liabilities of the Company at June 30, 2004 amounted to $401,546, mostly being attributable to accrued exploration expenses.

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, George S. Young, President and CEO of MAG Silver Corp. (the "Corporation"), certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of MAG Silver Corp, (the "issuer") for the interim period ending June 30, 2004.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 24, 2004

"George S. Young"

  President & CEO

FORM 52-109F2

CERTIFICATION OF INTERIM FILINGS

I, Frank R. Hallam, CFO of MAG Silver Corp. (the "Corporation"), certify that:

1.

I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings) of MAG Silver Corp, (the "issuer") for the interim period ending June 30, 2004.

2.

Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings;

3.

Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings;

4.

The issuer's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures and internal control over financial reporting for the issuer, and we have:

a.

designed such disclosure controls and procedures, or caused them to be designed under our supervision, to provide reasonable assurance that material information relating to the issuer, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which the interim filings are being prepared; and

b.

designed such internal control over financial reporting, or caused it to be designed under our supervision, to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with the issuer's GAAP; and

5.

I have caused the issuer to disclose in the interim MD&A any change in the issuer's internal control over financial reporting that occurred during the issuer's most recent interim period that has materially affected, or is reasonably likely to materially affect, the issuer's internal control over financial reporting.

Date: August 24, 2004

   "Frank R. Hallam"

Chief Financial Officer

800-409 Granville Street Vancouver, B.C. V6C 1T2
Phone: (604) 630-1399    Fax: (604) 484-4710

TSX-V: MAG	NR 04-10
OTCBB: MSLRF	August 30, 2004

MAG SILVER MOBILIZES DRILLING AT LAGARTOS
AND PROVIDES EXPLORATION UPDATE

MAG Silver Corp.(TSX-V:MAG) announces that it has begun a 1500 metre, Stage 1 drilling program at its Lagartos Project, 30 kilometres northwest of the Fresnillo District, Zacatecas, Mexico along the famous Fresnillo Trend. Drill targets are in areas of near-complete sediment cover flanking a rhyolite flow-dome affected by advanced argillic alteration and pervasive silicification. Drilling will test coincident NSAMT geophysical, soil geochemical, and SWIR-detected (Short-Wave Infra-Red) mineralogical anomalies.

Because MAG's Phase 1 drilling at Juanicipio, described below, cut higher gold grades than are typically encountered in the district, MAG performed an extensive re-assessment in late 2003 of the zoning of the Fresnillo system. This interpretation led to the conclusion that the known part of the Fresnillo District may be only a small portion of a mega-district. The Lagartos NW and SE Claims were filed to cover the ground along a major regional structure that links the billion-ounce Zacatecas and Fresnillo districts (See Press Release of January 21, 2004). MAG's NW Lagartos claims, which are the focus of the drilling announced today, cover a nearly contiguous area of ground stretching 30 kilometres on trend from the site of its previous high grade drill interceptions at Juanicipio. Although much of this ground is sediment covered, MAG is currently applying the exploration tools it developed and successfully used at Juanicipio to test a series of regional targets developed over the last year in the Lagartos Claims. Those tools include NSAMT geophysics, which have yielded similar signatures in the NW Lagartos claims over 23 kilometres along trend, to those that identified the structures at Juanicipio and helped pinpoint the successful drilling in 2003.

The drill campaign at Lagartos forms a part of the $2,000,000 exploration program for 2004 previously approved by the MAG board of directors, which will also include drilling later in the fall at the Batopilas project.

Exploration Update

MAG is also pleased to provide below an update on activity on each of its six projects in Mexico. Since inception in 2003, MAG has maintained a focus on projects in proven silver districts with potential in any conceivable silver-gold market.

Juanicipio Project, Zacatecas District, Mexico: The planned 1500 metre Phase 2 drilling program at Juanicipio has been completed and assays are pending. MAG's Phase 1 drilling verified that the mineralization common in the adjacent Fresnillo Mine continues into Juanicipio from the historic mining areas on at least four structures. Phase 2 targeted a structural intersection 800 metres west of the zone of Phase 1 intercepts including a structure not reached in Phase 1 due to drilling problems. No offset drilling of mineralized veins cut in Phase 1 was included in phase 2. MAG believes the extent of the results in Phase 1, undertaken in 2003, provide substantial proof of its exploration concept.

Don Fippi Project, Batopilas District, Chihuahua: An orientation underground and surface-based NSAMT and 3-axis UTM survey to seek conductive Batopilas-style native silver mineralization has been completed. Results are presently being combined with detailed geologic studies, and with a number of coincident structural and geophysical anomalies already identified for drilling. The permitting process has been initiated to begin Phase 1 drilling in late October.

2

Sierra Ramirez Property, Durango State:  Reconnaissance examination of the Sierra Ramirez district was initiated in early May. Exploration is focusing on determining the overall mineralization controls and zoning to define targets for drilling in the fourth quarter of 2004 or first quarter of 2005. To this end, samples have been taken from over 200 old mines, prospects, and mineralized outcrops to evaluate district-scale metals ratio zoning patterns. Assay results show a wide range of metals values across the district and the geographic ratio patterns are currently being evaluated. Table 1 below shows a selection of sampling results that strongly confirm the historic production values reported from the district and reflect the high grades anticipated in target mineralization in the district.

Adargas District, Jimenez, Chihuahua: Drilling of a 4-hole, 1600 metre program to follow a chimney orebody to depth below historic high-grade oxide stopes has been completed and assays received.  Strong skarn and associated galena-sphalerite-pyrite dominated massive sulfide mineralization were cut in the first 2 holes and strong skarn, with minor sulfides was cut in the last 2 holes. Down-hole UTM geophysics indicates a conductive anomaly off the first two holes.  Despite the presence of strong skarn and sulfide mineralization with good Pb and Zn values (the best intercept was 1.2 metre grading 300 ppb Au, 55 ppm Ag, 9.0% Pb and 5.8% Zn), the silver values are significantly lower than historic production records and underground sampling indicate are present in the system. [Pre-1924 production from Adargas was approximately 350,000 T of oxide ores grading 9-27 g/T (.25-.9 oz/T) Au, 1000 g/T (34 oz/T) Ag, and 24-36% Pb].

Cinco de Mayo Project, Benito Juarez District, Chihuahua State: Existing detailed geologic mapping and geochemical sampling are being used to guide design of a geophysical survey over covered areas adjoining outcropping mineralization. The immediate goal is to develop targets for drilling in the fourth quarter of 2004.

Guigui Project, Santa Eulalia District, Chihuahua:  In light of the re-opening of the San Antonio Mine in the eastern part of the Santa Eulalia District by Grupo Mexico (Mexico's largest mining company), MAG is reexamining the results of its Phase 1 drill holes placed 1200 metres south of the mine along the same mineralized structure. MAG completed Phase 1 drilling in early 2004 and followed with a 3-Axis Bore-Hole UTM survey. Holes 5 and 6 both cut 40-100 metre-wide breccias laced with Ag-Pb-Zn sulfide stringers and the BHUTM survey indicated a conductive anomaly adjacent to the drill holes. Table 2 presents selected assay results recently returned for Holes 5 and 6.

About MAG's Projects

Juanicipio lies 5 kilometres from the principal production headframe of the Fresnillo Mine, and less than 3 kilometres from its westernmost underground workings. Industrias Penoles currently produce over 31 million ounces of silver annually from high-grade (23 oz/T Ag plus up to 0.1 oz/T Au) veins. Production since 1560 is around 800 million ounces of silver, with half of this coming since 1976 when the high-grade Santo Nino style veins currently being mined were found. Recent exploration by Penoles has focused on tracing veins discovered in the last 6 years westward from the historic mining centre towards Juanicipio.

The Don Fippi project area covers approximately 4,800 hectares centered on the historic Batopilas District located deep within the famous Copper Canyon country of southwestern Chihuahua State. Batopilas produced an estimated 200 to 300 million ounces of silver between 1660 and 1913 from bodies of very high grade crystalline native silver irregularly distributed along a series of NE and NW-trending structures. Batopilas ore grades range from the 1880-1913 average direct-smelting grade of 8,000 g/T (257 oz/T) to high-grade ores of up to 75% Ag. Significant tonnages of milling ore grading 265 g/T (8.5 oz/T) were also produced. Historically, Batopilas exploration was "stope and hope" with new bonanza grades encountered along structural breaks. MAG is applying modern geological and geophysical exploration techniques to predict and locate potential new high-grade ore shoots.

The Sierra Ramirez District lies in extreme eastern Durango State, approximately 80 kilometres west of the Western Silver's Penasquito Property in the famous Providencia-Concepcion del Oro, Zacatecas District. Sierra Ramirez is a typical Mexican Carbonate Replacement Deposit (CRD) that produced an estimated 750,000-1,000,000 tons of very high-grade (1000-3000 g/T Ag) Ag-Pb-Zn ores from Spanish Colonial times until the mid

3

1960s. Until recently, the land status was high fractionated, but MAG has acquired over 80% of the district by option from Minera Rio Tinto of Chihuahua, Mexico.

Cinco de Mayo is a 2,500 hectare Carbonate Replacement Deposit (CRD) prospect located in north-central Chihuahua along the same major deep crustal break that underlies the important Santa Eulalia, Naica, and San Pedro Corralitos CRD/skarn systems. The potential of this property emerged from 15 years of systematic regional exploration by Dr. Peter Megaw that shows Cinco de Mayo shares many of the key features of the distal parts of the Santa Eulalia and other important CRD systems. The potential for finding a large CRD at Cinco de Mayo is considered excellent.

The Guigui property lies in the Santa Eulalia Mining District, 22 kilometres east of Chihuahua City, Chihuahua. The District has produced over 450 million ounces of high-grade silver and substantial amounts of lead and zinc over the nearly 300-year period from 1702-2001. The extension of the two major mineralized zones in the system (the West Camp and the San Antonio Mine) are the primary exploration targets at Guigui.

Qualified Person and Quality Assurance and Control

Dr. Peter Megaw, Ph.D., C.P.G., has acted as the Qualified Person as defined in National Instrument 43-101, for this disclosure and supervised the preparation of the technical information in this release. Dr. Megaw has a Ph.D. in geology and more than 20 years of relevant experience focussed on silver and gold mineralization, and exploration and drilling in Mexico. He is a Certified Professional Geologist (CPG 10227) by the American Institute of Professional Geologists and an Arizona Registered Geologist (ARG 21613). Dr. Megaw is not independent as he is a MAG Silver shareholder and a vendor of two projects, other than Juanicipio, whereby he may receive additional shares.

Readers are referred to the qualifying report dated November 19, 2002 by Pincock, Allen and Holt, Qualified Person, available at www.magsilver.com for background information on the projects and the programs underway.

About MAG Silver Corp.

MAG Silver, based in Vancouver Canada, is focussed on exploration targets in the Mexican Silver Belt that are of interest at any conceivable silver price, in districts with known large-scale production.

On behalf of the Board of

MAG SILVER CORP.

"George S. Young"

President, Director

4

TABLE 1: SELECTED SIERRA RAMIREZ DUMP
& OUTCROP SAMPLING ASSAY RESULTS

SAMPLE	Ag	Pb	Zn
Number	g/T	%	%
33533	3650	8.5	0.2
33584	2640	3.5	0.3
33544	1980	3.0	1.0
33522	991	19.4	4.6
33578	862	15.0	9.7
33543	839	1.0	0.3
33539	822	0.2	0.3
33563	793	3.4	0.3
33550	659	12.3	3.5
33542	609	8.9	1.4
33609	566	3.0	0.3
33601	555	10.7	4.7
33551	543	1.6	0.2
33552	543	3.0	0.5
33587	538	7.9	4.0
33585	421	1.8	4.7
33581	415	2.6	4.3
33537	397	0.2	0.1
33546	395	12.8	19.7
33555	392	3.6	11.7
33593	316	2.6	0.2
33605	316	6.4	0.1
33613	316	7.6	1.2
33603	315	2.2	0.3
33548	310	10.0	9.0
33602	305	1.8	0.0
33577	302	3.2	4.6

5

TABLE 2: SELECTED GUIGUI DRILLING ASSAY RESULTS

HOLE	FROM	TO	INTER.	REC	Au	Ag	Ag	Pb	Zn
			metres	%	ppb	ppm	oz/T	ppm	ppm

GG0405	244.00	244.40	0.40	98	560	109	3.5	56000	43000

GG0405	362.80	364.00	1.20	100		13	0.4	1290	2720

GG0405	407.90	418.20	10.30	100		24	0.8	1492	4898

GG0405	426.35	427.80	1.45	97		27	0.9	8100	5800

GG0405	480.60	483.15	2.55	100		16	0.5	2280	9351

GG0405	532.60	546.55	14	97		7	0.2	960	1409

GG0405	599	601	2	100		7	0.2	1226	1830

GG0405	606.80	610.90	4	100		3	0.1	171	7795

GG0405	615.05	618.00	3	95		3	0.1	319	3747

GG0405	675.55	678.95	3.40	100		13	0.4	271	1239

GG0405	759.00	762.75	1.85	82		29	0.9	212	254

GG0405	769.30	770.10	0.80	100	558	90	2.9	85	1034

GG0405	788.60	789.15	0.55	100		13	0.4	3830	2690

GG0406	433.85	434.75	0.90	100		23	0.7	208	387

GG0406	441.70	448.95	7.25	100		9	0.3	716	3751

GG0406	454.95	455.95	1.00	100		7	0.2	2760	4500

GG0406	462.45	464.70	2.25	100		3	0.1	489	969

GG0406	498.90	511.90	13.00	99		98	3.1	432	801
				INCLUDING
GG0406	501.95	510.25	8.30	97		131	4.2	569	1031

For further information on behalf of MAG Silver Corp. contact George S. Young
Website: Phone: Toll free:	www.magsilver.com (604) 630-1399 (866) 630-1399	Email: Fax:	info@magsilver.com (604) 484-4710

The TSX Venture Exchange has not reviewed and does not accept responsibility for the accuracy or adequacy of this news release, which has been prepared by management.

FORM 53-901F

MATERIAL CHANGE REPORT

UNDER SECTION 85(1) OF THE SECURITIES ACT (BRITISH COLUMBIA)

AND SECTION 118(1) OF THE SECURITIES ACT (ALBERTA)

ITEM 1.          REPORTING ISSUER

MAG SILVER CORP.

800 - 409 Granville Street

Vancouver BC, V6C 1T2

Telephone:  (604) 630-1399

Facsimile:  (604) 484-4710\

ITEM 2.              DATE OF MATERIAL CHANGE

August 30, 2004

ITEM 3.             PRESS RELEASE

The Issuer issued a press release at Vancouver BC dated August 30, 2004

ITEM 4.              SUMMARY OF MATERIAL CHANGE

MAG announces that it has begun a 1500 metre, Stage 1 drilling program at its Lagartos Project, 30 kilometres northwest of the Fresnillo District, Zacatecas, Mexico along the famous Fresnillo Trend.

ITEM 5.              FULL DESCRIPTION OF MATERIAL CHANGE

See the news release dated August 30, 2004.

ITEM 6.              RELIANCE ON SECTION 85(2) OF THE ACT (BRITISH COLUMBIA) AND SECTION 118(2) OF THE ACT (ALBERTA)

N/A

ITEM 7.          OMITTED INFORMATION

N/A

ITEM 8.         SENIOR OFFICERS

The following senior officer of the Issuer is knowledgeable about the material change and may be contacted by the Commission at the following telephone number:

George Young, President                    Phone: (604) 630-1399

ITEM 9.            STATEMENT OF SENIOR OFFICER

The foregoing accurately discloses the material change referred to herein.

Dated at Vancouver, British Columbia this- 1st day of September, 2004.

MAG Silver Corp.

"R. Michael Jones"

R. Michael Jones, Director

MAG Silver Corp.

MATERIAL CHANGE REPORT

800 - 409 Granville Street, Vancouver BC, V6C 1T2